FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Six months ended September 2007

2.	Nomura Reports Second Quarter, First Half Financial Results

3.	Notification of Impairment of Investments in Subsidiaries and Affiliates in Unconsolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 25, 2007	By:	/s/ Toshio Hirota
Toshio Hirota Executive Managing Director

Financial Highlights - Six months ended September 30, 2007 (US GAAP)

Date:	October 25, 2007
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1.	Consolidated Operating Results

(1)	Operating Results

	For the six months ended September 30			For the year ended March 31
	2007		2006	2007
	(Yen amounts in millions, except per share data)
		% Change from September 30, 2006
Total revenue	1,147,160	31.7%	870,944	2,049,101
Net revenue	600,937	31.5%	456,912	1,091,101
Income before income taxes	96,374	(9.5)%	106,491	321,758
Net income	66,226	4.0%	63,665	175,828

Basic net income per share	34.70		33.41	92.25
Diluted net income per share	34.59		33.33	92.00
Net income to shareholders’ equity (ROE)	6.0%		6.1%	8.3%

Equity in earnings of affiliates	10,997		9,091	53,367

(2)	Financial Position

	At September 30		At March 31
	2007	2006	2007
	(Yen amounts in millions, except per share data)
Total assets	29,333,718	32,682,845	35,873,374
Shareholders’ equity	2,233,928	2,125,028	2,185,919
Shareholders’ equity as a percentage of total assets	7.6%	6.5%	6.1%
Shareholders’ equity per share	1,170.31	1,114.88	1,146.23

(3) Cash flows

	For the six months ended September 30		For the year ended March 31
	2007	2006	2007
	(Yen amounts in millions)
Net cash used in operating activities	(666,068)	(1,389,799)	(1,627,156)
Net cash used in investing activities	(145,438)	(144,285)	(533,813)
Net cash provided by financing activities	1,072,523	868,178	1,568,703
Cash and cash equivalents at end of period	660,404	330,804	410,028

Note: All prior year amounts have been reclassified to conform to the current year presentation.

2.	Cash dividends

	For the year ended March 31
	2007	2008	2008 (Plan)
Target dividends per share See note 1 dividends record dates
At June 30	8.00	8.50	—
At September 30	8.00	8.50	—
At December 31	8.00	—	8.50
At March 31	8.00	—	8.50
Additional payout based on the level of profit See note 2
At March 31	12.00	Unconfirmed
Total at March 31	20.00	Unconfirmed
For the year	44.00	—	34.00

Note: 1.	Target dividends are minimum level of cash dividends.
2.	When Nomura achieves a sufficient level of profit, additional dividend will be added to its annual target dividends per share taking into consideration the consolidated payout ratio of over 30%.

3.	Earnings forecasts for the year ending March 31, 2008

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

(1)	Significant changes to consolidated subsidiaries during the period : None

(2)	Changes in accounting basis, procedure and presentation for the consolidated financial statements

The items described in “Significant changes for presenting the consolidated financial statements”.

a)	Changes in accounting principles : Yes

b)	Other changes : None

Note: Please refer to page 23 “ Note 1. Summary of accounting policies” for details.

(3)	Number of shares issued (common stock)

	At September 30		At March 31
	2007	2006	2007
Number of shares outstanding (including treasury stock)	1,965,919,860	1,965,919,860	1,965,919,860
Treasury stock	55,949,594	58,594,717	57,730,371

Note: 1.	Treasury stock represents the number of share owned by Parent Company.
2.	Please refer to page 23 “ Note 2. Per share data” for the number of shares used in basic net income per share calculation.

Parent Company Only Operating Results (Japanese GAAP)

(1)	Operating Results

	For the six months ended September 30			For the year ended March 31
	2007		2006	2007
	(Yen amounts in millions, except per share data)
		% Change from September 30, 2006
Operating revenue	318,572	27.2%	250,495	340,886
Operating income	236,963	23.8%	191,385	205,358
Ordinary income	238,649	23.9%	192,667	207,221
Net profit	135,694	(28.5)%	189,727	158,235

Net profit per share	71.07		99.50	82.97
Fully diluted net profit per share	70.60		99.06	82.59

(2)	Financial Position

	At September 30		At March 31
	2007	2006	2007
	(Yen amounts in millions, except per share data)
Total assets	4,572,212	4,021,704	4,438,039
Total net assets	1,545,227	1,538,647	1,475,328
Total net assets as a percentage of total assets	33.7%	38.2%	33.2%
Total net assets per share	806.11	806.46	772.51

Shareholders’ equity	1,539,648	1,538,184	1,474,104

Financial Summary for the Six Months Ended September 30, 2007

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen
	For the six months ended		(%)	For the year ended
	September 30, 2007 (2007.4.1~ 2007.9.30) (A)	September 30, 2006 (2006.4.1~ 2006.9.30) (B)	(A-B)/(B)	March 31, 2007 (2006.4.1~ 2007.3.31)
Net revenue	600.9	456.9	31.5	1,091.1
Non-interest expenses	504.6	350.4	44.0	769.3

Income (loss) before income taxes	96.4	106.5	(9.5)	321.8
Income tax expense	30.1	42.8	(29.6)	145.9

Net income (loss)	66.2	63.7	4.0	175.8

Return on equity (ROE, annualized)	6.0%	6.1%	—	8.3%

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 600.9 billion yen for the six months ended September 30, 2007, an increase of 31.5% from the previous year, and non-interest expenses of 504.6 billion yen, a 44.0% year-on-year increase. Income before income taxes decreased 9.5% to 96.4 billion yen, while net income increased 4.0% to 66.2 billion yen. As a result, ROE for the six months was 6.0%.

Total of business segments

	Billions of yen		% Change	Billions of yen
	For the six months ended		(%)	For the year ended
	September 30, 2007 (2007.4.1~ 2007.9.30) (A)	September 30, 2006 (2006.4.1~ 2006.9.30) (B)	(A-B)/(B)	March 31, 2007 (2006.4.1~ 2007.3.31)
Net revenue	552.7	465.5	18.7	1,057.7
Non-interest expenses	432.2	313.4	37.9	680.5

Income (loss) before income taxes	120.5	152.1	(20.8)	377.3

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for operating purposes.

Net revenue of business segments for the six months ended September 30, 2007, increased 18.7% from the prior year to 552.7 billion yen. Non-interest expenses increased 37.9% year-on-year to 432.2 billion yen, and income before income taxes declined 20.8% year-on-year to 120.5 billion yen. Please refer to page 32 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segment

	Billions of yen		% Change	Billions of yen
	For the six months ended		(%)	For the year ended
	September 30, 2007 (2007.4.1~ 2007.9.30) (A)	September 30, 2006 (2006.4.1~ 2006.9.30) (B)	(A-B)/(B)	March 31, 2007 (2006.4.1~ 2007.3.31)
Domestic Retail	82.8	70.7	17.0	160.9
Global Markets	(41.6)	10.7	—	58.8
Global Investment Banking	16.8	21.8	(23.0)	44.4
Global Merchant Banking	45.5	51.3	(11.2)	52.8
Asset Management	19.9	16.3	22.0	36.5

Sub Total	123.3	170.8	(27.8)	353.3
Other	(2.8)	(18.7)	—	23.9

Income (loss) before income taxes	120.5	152.1	(20.8)	377.3

In Domestic Retail, income before income taxes increased 17.0% from last year to 82.8 billion yen.

Although a decline in equity agency transaction value led to a drop in stock brokerage commissions compared to last year, robust sales of investment trusts resulted in an increase in commissions for distribution of investment trusts and investment trust administration fees and other.

In Global Markets, loss before income taxes was 41.6 billion yen. Fixed Income reported a year-on-year decline in income before income taxes due to losses related to our exit from the US RMBS business. In other Fixed Income businesses, trading of interest rate and currency-linked structured bonds as well as credit derivatives and interest rate and currency-linked derivatives mainly in Europe contributed to revenue. Equity reported an increase in income before income taxes from the prior year as strong trading in equity derivatives more than offset a decline in revenue from MPO transactions.

In Global Investment Banking, income before income taxes decreased 23.0% year-on-year to 16.8 billion yen. In addition to the strong domestic M&A business, Europe and Asia contributed to an expansion in revenue. However, equity financing by domestic corporates declined significantly from the same period last year and even though we retained a high market share, the overall value of equity underwriting declined, leading to the drop in income before income taxes.

In Global Merchant Banking, income before income taxes declined 11.2% compared to the previous year to 45.5 billion yen. The sales of Deutsche Annington by Terra Firma as well as Wanbishi Archives and Sliontec by Nomura Principal Finance contributed to revenue.

In Asset Management, income before income taxes increased 22.0% from the prior year to 19.9 billion yen. Assets under management increased 3.3 trillion yen compared to the end of the prior half-year period to 30.3 trillion yen on the back of growth in investment trusts and the investment advisory business. Asset management fees increased as a result. In investment trusts, the My Story Profit Distribution-type Course B Fund topped 2 trillion yen and sales of balanced funds and newly-launched funds remained firm.

Loss before income taxes in Other was 2.8 billion yen. Total income before income taxes for all business segments decreased 20.8% from the prior year to 120.5 billion yen.

Financial Position

Total assets as of September 30, 2007, were 29.3 trillion yen, a decrease of 6.5 trillion yen compared to March 31, 2007, reflecting primarily a decrease in Collateralized agreements and Trading assets. Total liabilities as of September 30, 2007, were 27.1 trillion yen, a decrease of 6.6 trillion yen compared to March 31, 2007, mainly due to a decrease in Collateralized financing. Total shareholders’ equity at September 30, 2007, was 2.2 trillion yen, an increase of 48 billion yen compared to September 30, 2007, mainly due to an increase in Retained earnings.

Cash and cash equivalents as of September 30, 2007, increased by 250.4 billion yen compared to March 31, 2007. During the six months ended on September 30, 2007, Net cash used in operating activities amounted to 666.1 billion yen mainly due to an increase in Securities purchased under agreements to resell net of securities sold under agreements to repurchase, and an increase in Securities borrowed net of securities loaned. Net cash used in investing activities during the period was 145.4 billion yen, mainly due to Payments for purchase of office buildings, land, equipment and facilities, Increase in loans receivables at banks and Increase in non-trading debt securities. Net cash provided by financing activities during the period was 1,072.5 billion yen as a result of an increase in long term and short term borrowings.

Financial Summary for the Three Months Ended September 30, 2007

Results of Operations

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)	September 30, 2006 (2006.7.1) 2006.9.30) (C)	(A-C)/(C)
Net revenue	220.2	380.7	(42.2)	251.0	(12.3)
Non-interest expenses	266.7	237.9	12.1	177.9	49.9

Income (loss) before income taxes	(46.5)	142.8	—	73.1	—
Income tax expense	(35.9)	66.1	—	29.6	—

Net income (loss)	(10.5)	76.7	—	43.5	—

Return on equity (ROE, annualized)	(1.9)%	13.7%	—	8.3%	—

Nomura reported net revenue of 220.2 billion yen for the three months ended September 30, 2007, a 42.2% decrease from the previous quarter and a 12.3% decline compared to the prior-year second quarter. Non-interest expenses increased 12.1% from the previous quarter and 49.9% compared to the same period last year to 266.7 billion yen. Loss before income taxes was 46.5 billion yen, while net loss was 10.5 billion yen. These results reflect realized and unrealized losses related to our exit from the US RMBS business as well as a restructuring charge related to our focus on core businesses in the US and unrealized losses on investments in equity securities held for operating purposes. As a result, ROE for the second quarter was negative 1.9%.

Total of business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)	September 30, 2006 (2006.7.1~ 2006.9.30) (C)	(A-C)/(C)
Net revenue	200.0	352.7	(43.3)	255.7	(21.8)
Non-interest expenses	227.3	204.9	10.9	158.0	43.8

Income (loss) before income taxes	(27.3)	147.9	—	97.7	—

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for operating purposes.

Net revenue of business segments for the three months ended September 30, 2007, was 200.0 billion yen, a 43.3% decrease from the prior quarter and 21.8% decline compared to the same period last year. Non-interest expenses increased 10.9% from the previous quarter and 43.8% compared to the prior-year second quarter to 227.3 billion yen. Loss before income taxes was 27.3 billion yen. Please refer to page 32 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)	September 30, 2006 (2006.7.1~ 2006.9.30) (C)	(A-C)/(C)
Domestic Retail	32.2	50.6	(36.3)	28.2	14.3
Global Markets	(67.7)	26.0	—	(3.6)	—
Global Investment Banking	(3.9)	20.7	—	16.3	—
Global Merchant Banking	5.4	40.1	(86.5)	41.5	(86.9)
Asset Management	7.7	12.2	(37.0)	11.1	(30.6)

Sub Total	(26.3)	149.6	—	93.4	—
Other	(1.0)	(1.8)	—	4.3	—

Income (loss) before income taxes	(27.3)	147.9	—	97.7	—

Second quarter income(loss) before income taxes was 32.2 billion yen in Domestic Retail, down 36.3% from the first quarter and up 14.3% from the same period last year; 67.7 billion yen loss in Global Markets; 3.9 billion yen loss in Global Investment Banking; 5.4 billion yen in Global Merchant Banking, down 86.5% from the first quarter and 86.9% from the same period last year; and 7.7 billion yen in Asset Management, down 37.0% from the first quarter and 30.6% from the same period last year.

Loss before income taxes in Other was 1 billion yen. Total loss before income taxes for all business segments was 27.3 billion yen.

Business Segment Results for the Three Months Ended September 30, 2007

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)
Net revenue	103.3	121.8	(15.2)
Non-interest expenses	71.1	71.3	(0.3)

Income (loss) before income taxes	32.2	50.6	(36.3)

Net revenue decreased 15.2% from the previous quarter to 103.3 billion yen. Non-interest expenses decreased 0.3% to 71.1 billion yen. Income before income taxes was 32.2 billion yen, down 36.3% compared to the prior quarter.

Although commissions for distribution of investment trusts, sales credit, and stock brokerage commissions were down due to turmoil in the global financial markets, investment trust administration fees and other increased for the eleventh straight quarter as sales of investment trusts remained steady and net asset inflow into investment trusts outstripped the first quarter.

Domestic Client Assets1 declined by 4 trillion yen from the end of June to 84.3 trillion yen due primarily to a slump in the stock market, while the number of accounts with a balance increased to 4.066 million.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)
Net revenue	16.8	108.9	(84.6)
Non-interest expenses	84.5	82.9	1.9

Income (loss) before income taxes	(67.7)	26.0	—

Net revenue decreased 84.6% from the previous quarter to 16.8 billion yen. Non-interest expenses increased 1.9% to 84.5 billion yen. Loss before income taxes was 67.7 billion yen.

In Fixed Income, revenue declined from the prior quarter due to realized and unrealized losses related to our exit from the US RMBS business. In other Fixed Income businesses, order flow for interest rate and currency-linked structured bonds weakened, while trading of credit derivatives and interest rate and currency-linked derivatives mainly in Europe contributed to revenue as we capitalized on revenue-generating opportunities amid the volatile interest rate and currency markets.

[1]	Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

In Equity, revenue remained around the same level as the prior quarter. Revenue from MPO transactions and block trades declined, while equity derivative trading was robust and Instinet revenue expanded. In addition, in view of the way in which transactions are carried out, a portion of Instinet revenue that to date was offset against commissions paid has been booked as revenue and expenses from the second quarter.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)
Net revenue	10.8	36.7	(70.6)
Non-interest expenses	14.7	16.0	(7.9)

Income (loss) before income taxes	(3.9)	20.7	—

Net revenue decreased 70.6% from the previous quarter to 10.8 billion yen. Non-interest expenses decreased 7.9% to 14.7 billion yen, while loss before income taxes was 3.9 billion yen.

The equity finance market for Japanese corporates remained weak during the second quarter and the number of major M&A deals dropped off, resulting in a decline in deals contributing to revenue. Despite this, we retained our high market share and ranked number one in both the Global Equity and Equity-related (Japan) and M&A league tables2 for January to September 2007.

In equity financing, we acted as lead manager in deals by Mitsui Trust Holdings and DA Office Investment Corporation. In M&A, we were financial advisor on the tender offer by Promise to acquire all shares in Sanyo Shinpan Finance.

[2]	Source: Thomson Financial

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)
Net revenue	8.5	43.4	(80.5)
Non-interest expenses	3.0	3.3	(8.3)

Income (loss) before income taxes	5.4	40.1	(86.5)

Net revenue decreased 80.5% from the previous quarter to 8.5 billion yen. Non-interest expenses decreased 8.3% to 3 billion yen, while income before income taxes declined 86.5% to 5.4 billion yen.

During the quarter, realized gains were booked from the sale of a Terra Firma investee companies and Sliontec by Nomura Principal Finance. Unrealized losses and gains were also booked due to valuation at fair value of certain investee companies.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)
Net revenue	23.7	26.4	(10.3)
Non-interest expenses	16.0	14.2	12.6

Income (loss) before income taxes	7.7	12.2	(37.0)

Net revenue decreased 10.3% from the previous quarter to 23.7 billion yen, non-interest expenses increased 12.6% to 16 billion yen, and income before income taxes declined 37.0% to 7.7 billion yen.

Total assets under management in Asset Management remained virtually unchanged from the end of the first quarter at 30.3 trillion yen. Amid the tough external environment of a rising yen and weak stock market, sales of balanced funds such as the My Story Profit Distribution-type Fund, Global Three Assets Balance Fund, and Nomura Global Six Assets Diversified Fund remained strong. In addition, newly-launched funds such as the Nomura Global High Interest Rate Currencies Fund and Nomura Aqua Investment proved popular. In the investment advisory business, the balance of advisory contracts continued to increase steadily. However, unrealized losses on pilot funds and seed money for product development were also booked during the quarter.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)
Net revenue	37.0	15.4	139.7
Non-interest expenses	38.0	17.2	121.1

Income(loss) before income taxes	(1.0)	(1.8)	—

Net revenue increased 139.7% from the prior quarter to 37.0 billion yen. Loss before income taxes was 1 billion yen.

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	September 30, 2007 (2007.7.1~ 2007.9.30) (A)	June 30, 2007 (2007.4.1~ 2007.6.30) (B)	(A-B)/(B)
Compensation and benefits	94.4	100.7	(6.2)
Commissions and floor brokerage	22.6	22.7	(0.5)
Information processing and communications	34.7	29.2	18.9
Occupancy and related depreciation	15.1	15.9	(4.9)
Business development expenses	9.9	8.8	12.0
Other	50.6	27.6	83.4

Non-Interest Expenses	227.3	204.9	10.9

Business segment non-interest expenses increased 10.9% from the previous quarter to 227.3 billion yen. Other expenses increased due primarily to our focus on core businesses in the US.

Nomura’s Capital Management

Capital Management Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Dividend

In regard to cash dividends, Nomura first decides target dividend amounts, minimum level of cash dividend, taking into account the firm's dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the medium to long term. As for retained profits, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Stock Repurchase

Nomura repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment. When Nomura decides to set up a share buyback program, the firm will announce the decision soon after it is made and purchase the shares following internal guidelines.

Organizational Structure

Nomura Holdings, Inc. and its consolidated subsidiaries, with a core of broker-dealer business, provide a wide range of investment, financing and related services to customers on a global basis. The services we provide include trading, underwriting, and offering securities, asset management services, and others.

The following table lists Nomura Holdings, Inc. and its significant subsidiaries, affiliates or equity-method investments.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research Joinvest Securities Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc Banque

Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Investment Banking (Middle East) B.S.C. (Closed)

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

NHI Acquisition Holding Inc.

Instinet Incorporated

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Malaysia Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Affiliates/ equity-method investments

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Fortress Investment Group LLC

Corporate Goals and Principles

Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing itself as a globally competitive Japanese financial services group. We have also set a management target of achieving an average consolidated return on equity (ROE) of 10% to 15% on a consolidated basis over the medium to long term.

In pursuing this vision, we put our clients first and contribute to the creation of an affluent society based on investment by listening closely to the needs of our clients and delivering superior investment services and high value added solutions via the financial and capital markets. We aim to go beyond the boundaries of the traditional securities business to take the lead in expanding into new business areas, and thereby construct new growth models, diversify our sources of earnings, and achieve a profit structure resilient to changes in the market environment. In addition, we will promote compliance with applicable laws, regulations and ensure proper corporate behavior.

Structure of Business Operations

Nomura Group is organized around globally-linked business divisions, rather than individual legal entities. Nomura Group's operations are comprised of Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. We will strive to achieve a higher level of specialization in each division, advance and progress our business in each respective area, and maximize the collective strength of Nomura Group by enhancing collaboration between business divisions.

Management Challenges and Strategies

Current environment

At present, the Japanese economy can be said to be in a moderate process of expansion with strong private demand, primarily in the corporate sector.

The global economy is slowing due to an adjustment in the housing market in the U.S. economy and concerns over the impact on the real economy are arising.

In this economic environment, M&A and financing needs to support activities to prepare for industry reorganization as a result of a shrinking domestic market in the coming aging society are surfacing among Japanese domestic corporations.

In domestic personal financial assets, the ongoing shift from savings to investment will continue to accelerate amid social change, including the mass retirement of the baby boomer generation and progress of further deregulation.

The investment needs of corporates and the fact that the shift from savings to investment of domestic financial assets has become firmly established, represent two major tides in domestic financial and capital markets. These trends mean that the role of the Company is becoming more significant, and we believe this increase our business opportunity that is broadening rapidly.

Looking at structural changes in the global financial system, we believe we can point to three major currents.

First is the fact that private equity funds, hedge funds and sovereign wealth funds in recent years have established a strong presence as new providers of risk money. As a result of tightening credit in the international financial markets due to subprime issues, uncertainty remains. However providing financing utilizing financial technologies to these funds will still be a core business to investment banks and universal banks.

Second is the liquidity of balance sheets of financial institutions. European and U.S. commercial banks are aggressively making their balance sheets more liquid in the pursuit of profitability rather than scale. The risk tolerance of investors is weakening due to subprime issues, but the use of securitization as a method of making assets liquid and credit derivatives as a means of hedging credit risk will continue against the backdrop of financial institutions pursuing liquidity on their balance sheets.

Third is the rise of emerging markets. The uncertainty of the U.S. economy is increasing and concerns over impact to the global economy are arising. However, Asia still remains to attract the greatest attention of investors and corporate managers and the expanding trend in the growth of investment in Asia is causing major changes in global financial systems.

Thus we believe that we are seeing changes both in the domestic and the international environment that can be considered major opportunities for business growth. The Company believes that it is essential to expand our business by facing our clients head on, accurately understanding their needs, and responding to those needs as a basic stance.

Challenges and management response

Nomura Group’s management vision is to provide superior services for all kinds of investment. We have made efforts to expand the breadth of our business as a Group, aiming at further growth by expanding the scope of our business.

In striving for further growth in Nomura Group, we intend to take on the important issues of listening closely to our clients as we plan business growth, pursuing Nomura’s distinct international strategy, and planning expansion into new areas of business.

Client-centric business growth

Nomura Group’s fundamental approach in expanding our business should be to thoroughly understand trends in our clients’ interest and need in expanding the scope of our business, and to respond in such a way as to create business with our clients. Thus our aim is to develop this type of client-centric business as a Group, and at the same time to offer our business on a global scale as we assure continuing growth.

Each of our divisions is making the following efforts:

In Domestic Retail, we aim to shift personal financial assets away from bank savings to the securities markets, expanding and strengthening our client base. For that purpose, we will promptly offer products and services that meet our clients’ needs by expanding client access channels, which include branch offices, call services and online services. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, we provide high value-added products and solutions, through the application of financial techniques such as securitization and derivatives, and provide liquidity to financial instruments such as interest rates, foreign exchange, credit, equity and real estate linked products.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We will also use our domestic and international networks to build up a solid presence in Asia and further expand our global operations.

In Global Merchant Banking, we work closely with other business divisions in the Group to maximize the value of our investments by improving the enterprise value of companies we invest in.

In Asset Management, we will continue to maintain a structure which can continuously add value by concentrating our operations, enhancing research capabilities and improving our analysis. We also aim to increase assets under management by diversifying the investment opportunities we can offer and expanding our sales channels. In the defined contribution pension plan business, we will increase Nomura Group's client base by offering integrated services that run from consulting for plan implementation to offering individual products.

Development of Nomura’s distinct international strategy

Nomura Group’s international strategy is also focused on client-centric business expansion, while we implement different business strategies that reflect the different characteristics of each region. In Europe we intend to take on the role of a provider of high-value added products as well as to strengthen this function, while, in the U.S., we are planning to continue focusing on our core competencies. Asia offers significant business potential and we intend to pursue the development of business closely in keeping with the regional needs based on the understanding of local requirements, increase the number of clients who recognize Nomura as a partner, by making maximum use of Nomura’s financial technologies and global distribution network, in light of the distinctive qualities of each Asian country.

Expansion of new business areas

We are putting more emphasis than ever on the expansion of new business areas. With the acquisition of Instinet, Nomura Group is addressing an electronic trading platform in global equities as a new business area. In the future, if we can be confident that businesses acquired through M&A will give rise to complementary relationships and provide synergy, we believe we will be able to utilize M&A as a powerful strategic option.

In addition, we will continue to accelerate our progress in the expansion of business areas with the goal of broader business operation by Nomura Group through such expansion as JOINVEST Securities Co., Ltd. and the loan business of Nomura Capital Investment Co., Ltd.

In addressing the above challenges and strategy, we will bring together the collective strengths of our domestic and international operations to expand and develop Japan’s financial and capital markets, while also increasing profitability across Nomura Group to achieve our management targets and maximize shareholder value.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2007 (A)	September 30, 2006 (B)	(A-B)/(B)	March 31, 2007
Revenue:
Commissions	219,849	145,642	51.0	337,458
Fees from investment banking	46,066	41,252	11.7	99,276
Asset management and portfolio service fees	98,221	65,208	50.6	145,977
Net gain on trading	107,215	103,312	3.8	290,008
Gain on private equity investments	63,652	37,295	70.7	47,590
Interest and dividends	540,731	440,171	22.8	981,344
(Loss) gain on investments in equity securities	(24,756)	(20,553)	—	(20,103)
Private equity entities product sales	70,827	42,705	65.9	100,126
Other	25,355	15,912	59.3	67,425

Total revenue	1,147,160	870,944	31.7	2,049,101
Interest expense	546,223	414,032	31.9	958,000

Net revenue	600,937	456,912	31.5	1,091,101

Non-interest expenses :
Compensation and benefits	203,223	161,828	25.6	345,936
Commissions and floor brokerage	46,351	20,590	125.1	50,812
Information processing and communications	64,204	50,601	26.9	109,987
Occupancy and related depreciation	33,879	28,185	20.2	61,279
Business development expenses	20,061	17,658	13.6	38,106
Private equity entities cost of goods sold	44,118	23,208	90.1	57,184
Other	92,727	48,351	91.8	106,039

	504,563	350,421	44.0	769,343

Income before income taxes	96,374	106,491	(9.5)	321,758
Income tax expense	30,148	42,826	(29.6)	145,930

Net income	66,226	63,665	4.0	175,828

Per share of common stock:

	Yen		% Change	Yen
Basic-
Net income	34.70	33.41	3.9	92.25

Diluted-
Net income	34.59	33.33	3.8	92.00

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	September 30, 2007	March 31, 2007	September 30, 2006
ASSETS
Cash and cash deposits:
Cash and cash equivalents	660,404	410,028	330,804
Time deposits	955,859	546,682	587,254
Deposits with stock exchanges and other segregated cash	147,505	97,302	55,542

	1,763,768	1,054,012	973,600

Loans and receivables:
Loans receivable	964,214	935,711	1,049,570
Receivables from customers	34,354	47,518	37,627
Receivables from other than customers	1,262,415	637,209	1,245,984
Allowance for doubtful accounts	(1,526)	(2,027)	(3,464)

	2,259,457	1,618,411	2,329,717

Collateralized agreements:
Securities purchased under agreements to resell	3,517,842	8,061,805	7,885,086
Securities borrowed	7,886,590	9,776,422	7,124,886

	11,404,432	17,838,227	15,009,972

Trading assets and private equity investments*:
Trading assets	11,338,576	12,830,826	12,482,177
Private equity investments	239,843	347,394	335,247

	11,578,419	13,178,220	12,817,424

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥255,979 million at September 30, 2007, ¥249,592 million at March 31, 2007 and ¥227,886 million at September 30, 2006, respectively)	449,209	422,290	353,160
Non-trading debt securities*	288,765	255,934	229,379
Investments in equity securities*	162,280	195,238	207,650
Investments in and advances to affiliated companies*	438,610	441,536	295,955
Other	988,778	869,506	465,988

	2,327,642	2,184,504	1,552,132

Total assets	29,333,718	35,873,374	32,682,845

*	Including securities pledged as collateral

Note:	Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	September 30, 2007	March 31, 2007	September 30, 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,346,591	1,093,529	829,315
Payables and deposits:
Payables to customers	333,445	304,462	423,758
Payables to other than customers	448,544	623,143	363,132
Deposits received at banks	495,770	418,250	402,526

	1,277,759	1,345,855	1,189,416

Collateralized financing:
Securities sold under agreements to repurchase	5,619,336	11,874,697	11,861,474
Securities loaned	4,236,458	7,334,086	6,287,138
Other secured borrowings	2,342,188	1,390,473	1,283,263

	12,197,982	20,599,256	19,431,875

Trading liabilities	5,559,848	4,800,403	4,179,129
Other liabilities	900,760	845,522	493,624
Long-term borrowings	5,816,850	5,002,890	4,434,458

Total liabilities	27,099,790	33,687,455	30,557,817

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at September 30, 2007, March 31, 2007 and September 30, 2006 respectively
Outstanding - 1,908,831,093 shares at September 30, 2007, 1,907,049,871 shares at March 31, 2007 and 1,906,067,957 shares at September 30, 2006	182,800	182,800	182,800
Additional paid-in capital	170,267	165,496	162,127
Retained earnings	1,944,562	1,910,978	1,852,207
Accumulated other comprehensive (loss) income	13,911	6,613	9,119

	2,311,540	2,265,887	2,206,253
Common stock held in treasury, at cost - 57,088,767 shares , 58,869,989 shares and 59,851,903 shares at September 30, 2007, March 31, 2007 and September 30, 2006 respectively	(77,612)	(79,968)	(81,225)

Total shareholders’ equity	2,233,928	2,185,919	2,125,028

Total liabilities and shareholders’ equity	29,333,718	35,873,374	32,682,845

Note:	Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2007	September 30, 2006	March 31, 2007
Common stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of year	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	165,496	159,527	159,527
Loss on sales of treasury stock	(1,458)	(633)	(556)
Issuance of common stock options	6,229	3,233	6,525

Balance at end of year	170,267	162,127	165,496

Retained earnings
Balance at beginning of year	1,910,978	1,819,037	1,819,037
Net income	66,226	63,665	175,828
Cash dividends	(32,418)	(30,495)	(83,887)
Adjustments to initially apply FIN 48	1,266	—	—
Adjustments to initially apply EITF 06-2	(1,119)	—	—
Loss on sales of treasury stock	(371)	—	—

Balance at end of year	1,944,562	1,852,207	1,910,978

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	36,889	(1,129)	(1,129)
Net change during the year	6,898	24,276	38,018

Balance at end of year	43,787	23,147	36,889

Defined benefit pension plans
Balance at beginning of year	(30,276)	(14,096)	(14,096)
Pension liability adjustment	400	68	(387)
Adjustments to initially apply SFAS 158(1)	—	—	(15,793)

Balance at end of year	(29,876)	(14,028)	(30,276)

Balance at end of year	13,911	9,119	6,613

Common stock held in treasury
Balance at beginning of year	(79,968)	(82,812)	(82,812)
Repurchases of common stock	(102)	(81)	(204)
Sale of common stock	42	23	25
Common stock issued to employees	2,415	1,677	2,910
Other net change in treasury stock	1	(32)	113

Balance at end of year	(77,612)	(81,225)	(79,968)

Total shareholders’ equity
Balance at end of year	2,233,928	2,125,028	2,185,919

(1)	For the initial year of application, the adjustments are not reflected on the consolidated comprehensive income.

Note:	Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the six months ended		For the year ended
	September 30, 2007	September 30, 2006	March 31, 2007
Cash flows from operating activities:
Net income	66,226	63,665	175,828
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	31,757	24,243	50,432
Loss on investments in equity securities	24,756	20,553	20,103
Changes in operating assets and liabilities:
Time deposits	(413,006)	(40,169)	24,395
Deposits with stock exchanges and other segregated cash	(51,972)	(8,613)	(30,186)
Trading assets and private equity investments	1,599,032	1,165,486	1,039,123
Trading liabilities	751,368	(2,485,422)	(1,986,980)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,707,073)	1,439,454	1,243,337
Securities borrowed, net of securities loaned	(1,204,864)	1,408,199	(177,234)
Other secured borrowings	951,733	(1,719,363)	(1,612,879)
Loans and receivables, net of allowance	(589,575)	(815,525)	95,843
Payables	(121,164)	(157,594)	(154,665)
Other, net	(3,286)	(284,713)	(314,273)

Net cash used in operating activities	(666,068)	(1,389,799)	(1,627,156)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(79,933)	(32,795)	(101,784)
Proceeds from sales of office buildings, land, equipment and facilities	6,420	142	634
Payments for purchases of investments in equity securities	(641)	(5,602)	(9,284)
Proceeds from sales of investments in equity securities	4,565	8,800	25,109
Increase in Loans receivable at banks, net	(54,010)	(52,792)	(73,611)
Increase in non-trading debt securities, net	(33,476)	(13,291)	(37,861)
Other, net	11,637	(48,747)	(337,016)

Net cash used in investing activities	(145,438)	(144,285)	(533,813)

Cash flows from financing activities:
Increase in long-term borrowings	1,611,754	1,187,261	2,736,688
Decrease in long-term borrowings	(805,668)	(389,097)	(1,451,500)
Increase in short-term borrowings, net	248,861	132,605	377,788
Increase in deposits received at banks, net	71,445	20,299	17,947
Proceeds from sales of common stock	628	1,067	2,379
Payments for repurchases of common stock	(102)	(81)	(204)
Payments for cash dividends	(54,395)	(83,876)	(114,395)

Net cash provided by financing activities	1,072,523	868,178	1,568,703

Effect of exchange rate changes on cash and cash equivalents	(10,641)	4,749	10,333

Net increase (decrease) in cash and cash equivalents	250,376	(661,157)	(581,933)
Cash and cash equivalents at beginning of the period	410,028	991,961	991,961

Cash and cash equivalents at end of the period	660,404	330,804	410,028

Note:	Reclassifications -

All prior year amounts have been reclassified to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of accounting policies:

Basis of presentation —

The consolidated financial information herein has been prepared in accordance with Nomura's accounting policies which are disclosed in the notes of Nomura Holdings, Inc.'s Annual Securities Report (the annual report filed in Japan on June 28, 2007) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on July 12, 2007) for the year ended March 31, 2007.

Presentations of significant changes in accounting principles are as follows:

Accounting for uncertainty in income taxes —

Nomura adopted Financial Accounting Standards Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” on April 1, 2007. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for sabbatical leave and other similar benefits —

Nomura adopted FASB Emerging Issues Task Force (“EITF”) Issue No.06-2, “Accounting for sabbatical leave and other similar benefits pursuant to FASB statement No.43” on April 1, 2007. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

2.	Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding (September 30, 2007)	1,908,831,093

Net income per share is calculated based on the following number of shares.

Average number of shares outstanding (September 30, 2007)	1,908,270,970

3.	Segment Information-Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2007 (A)	September 30, 2006 (B)	(A-B)/(B)	March 31, 2007
(1) Net revenue
Business segment information:
Domestic Retail	225,100	200,127	12.5	440,118
Global Markets	125,672	117,374	7.1	290,028
Global Investment Banking	47,552	48,496	(1.9)	99,187
Global Merchant Banking	51,865	56,664	(8.5)	64,969
Asset Management	50,093	41,490	20.7	90,106

Sub Total	500,282	464,151	7.8	984,408
Other	52,416	1,348	3,788.4	73,338

Net revenue	552,698	465,499	18.7	1,057,746

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(26,082)	(25,451)	—	(38,232)
Effect of consolidation/deconsolidation of certain private equity investee companies	74,321	16,864	340.7	71,587

Net revenue	600,937	456,912	31.5	1,091,101

(2) Non-interest expense
Business segment information:
Domestic Retail	142,339	129,417	10.0	279,253
Global Markets	167,319	106,648	56.9	231,222
Global Investment Banking	30,736	26,653	15.3	54,783
Global Merchant Banking	6,337	5,384	17.7	12,153
Asset Management	30,213	25,200	19.9	53,649

Sub Total	376,944	293,302	28.5	631,060
Other	55,206	20,056	175.3	49,397

Non-interest expense	432,150	313,358	37.9	680,457

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	72,413	37,063	95.4	88,886

Non-interest expenses	504,563	350,421	44.0	769,343

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	82,761	70,710	17.0	160,865
Global Markets	(41,647)	10,726	—	58,806
Global Investment Banking	16,816	21,843	(23.0)	44,404
Global Merchant Banking	45,528	51,280	(11.2)	52,816
Asset Management	19,880	16,290	22.0	36,457

Sub Total	123,338	170,849	(27.8)	353,348
Other *	(2,790)	(18,708)	—	23,941

Income (loss) before income taxes	120,548	152,141	(20.8)	377,289

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(26,082)	(25,451)	—	(38,232)
Effect of consolidation/deconsolidation of certain private equity investee companies	1,908	(20,199)	—	(17,299)

Income (loss) before income taxes	96,374	106,491	(9.5)	321,758

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change	Millions of yen
	For the six months ended			For the year ended
	September 30, 2007 (A)	September 30, 2006 (B)	(A-B)/(B)	March 31, 2007
Net gain/loss on trading related to economic hedging transactions	(11,617)	(25,418)	—	(38,383)
Realized gain on investments in equity securities held for operating purposes	1,326	4,898	(72.9)	18,129
Equity in earnings of affiliates	7,684	9,445	(18.6)	53,169
Corporate items	(21,939)	(3,456)	—	(11,111)
Others	21,756	(4,177)	—	2,137

Total	(2,790)	(18,708)	—	23,941

4.	Other:

The consolidated financial information herein does not include all footnotes required under US GAAP.

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (Unaudited) contains the following items.

•	Quarterly Results - Consolidated Income Statement

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

•	Consolidated Income Statement Information

•	Business segment information

•	Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen						% Change
	For the three months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007(A)	September 30, 2007(B)	(B-A)/(A)
Revenue:
Commissions	79,579	66,063	84,190	107,626	112,962	106,887	(5.4)
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16,176	(45.9)
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	50,910	7.6
Net gain on trading	55,770	47,542	89,152	97,544	99,683	7,532	(92.4)
Gain on private equity investments	9,784	27,511	10,224	71	45,819	17,833	(61.1)
Interest and dividends	207,860	232,311	262,928	278,245	294,697	246,034	(16.5)
(Loss) gain on investments in equity securities	(20,509)	(44)	(154)	604	(540)	(24,216)	—
Private equity entities product sales	20,985	21,720	28,778	28,643	36,479	34,348	(5.8)
Other	4,178	11,734	45,371	6,142	16,400	8,955	(45.4)

Total revenue	401,730	469,214	589,536	588,621	682,701	464,459	(32.0)
Interest expense	195,796	218,236	266,625	277,343	301,964	244,259	(19.1)

Net revenue	205,934	250,978	322,911	311,278	380,737	220,200	(42.2)

Non-interest expenses:
Compensation and benefits	82,768	79,060	86,679	97,429	105,571	97,652	(7.5)
Commissions and floor brokerage	10,255	10,335	12,004	18,218	23,011	23,340	1.4
Information processing and communications	23,167	27,434	27,296	32,090	29,332	34,872	18.9
Occupancy and related depreciation	14,442	13,743	14,596	18,498	17,442	16,437	(5.8)
Business development expenses	7,848	9,810	9,234	11,214	9,597	10,464	9.0
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	22,899	21,219	(7.3)
Other	22,685	25,666	23,577	34,111	30,051	62,676	108.6

	172,530	177,891	190,803	228,119	237,903	266,660	12.1

Income (loss) before income taxes	33,404	73,087	132,108	83,159	142,834	(46,460)	—
Income tax expense	13,266	29,560	53,031	50,073	66,092	(35,944)	—

Net income (loss)	20,138	43,527	79,077	33,086	76,742	(10,516)	—

Per share of common stock:

	Yen						% Change
Basic-
Net income (loss)	10.52	22.84	41.48	17.35	40.22	(5.51)	—

Diluted-
Net income (loss)	10.50	22.78	41.38	17.31	40.09	(5.49)	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

	Millions of yen						% Change
	For the three months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007(A)	September 30, 2007(B)	(B-A)/(A)
(1) Net revenue
Business segment information:
Domestic Retail	105,609	94,518	115,882	124,109	121,840	103,260	(15.2)
Global Markets	68,899	48,475	78,068	94,586	108,909	16,763	(84.6)
Global Investment Banking	18,808	29,688	24,088	26,603	36,740	10,812	(70.6)
Global Merchant Banking	12,123	44,541	9,249	(944)	43,407	8,458	(80.5)
Asset Management	17,636	23,854	24,543	24,073	26,407	23,686	(10.3)

Sub Total	223,075	241,076	251,830	268,427	337,303	162,979	(51.7)
Other	(13,301)	14,649	56,830	15,160	15,429	36,987	139.7

Net revenue	209,774	255,725	308,660	283,587	352,732	199,966	(43.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,649)	(4,802)	(13,107)	326	(2,647)	(23,435)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	16,809	55	27,358	27,365	30,652	43,669	42.5

Net revenue	205,934	250,978	322,911	311,278	380,737	220,200	(42.2)

(2) Non-interest expense
Business segment information:
Domestic Retail	63,070	66,347	69,012	80,824	71,285	71,054	(0.3)
Global Markets	54,573	52,075	53,928	70,646	82,866	84,453	1.9
Global Investment Banking	13,237	13,416	13,164	14,966	16,003	14,733	(7.9)
Global Merchant Banking	2,326	3,058	2,555	4,214	3,306	3,031	(8.3)
Asset Management	12,413	12,787	12,382	16,067	14,208	16,005	12.6

Sub Total	145,619	147,683	151,041	186,717	187,668	189,276	0.9
Other	9,706	10,350	13,720	15,621	17,194	38,012	121.1

Non-interest expense	155,325	158,033	164,761	202,338	204,862	227,288	10.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	17,205	19,858	26,042	25,781	33,041	39,372	19.2

Non-interest expenses	172,530	177,891	190,803	228,119	237,903	266,660	12.1

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	42,539	28,171	46,870	43,285	50,555	32,206	(36.3)
Global Markets	14,326	(3,600)	24,140	23,940	26,043	(67,690)	—
Global Investment Banking	5,571	16,272	10,924	11,637	20,737	(3,921)	—
Global Merchant Banking	9,797	41,483	6,694	(5,158)	40,101	5,427	(86.5)
Asset Management	5,223	11,067	12,161	8,006	12,199	7,681	(37.0)

Sub Total	77,456	93,393	100,789	81,710	149,635	(26,297)	—
Other *	(23,007)	4,299	43,110	(461)	(1,765)	(1,025)	—

Income (loss) before income taxes	54,449	97,692	143,899	81,249	147,870	(27,322)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,649)	(4,802)	(13,107)	326	(2,647)	(23,435)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	(396)	(19,803)	1,316	1,584	(2,389)	4,297	—

Income (loss) before income taxes	33,404	73,087	132,108	83,159	142,834	(46,460)	—

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change
	For the three months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007(A)	September 30, 2007(B)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(11,382)	(14,036)	(11,865)	(1,100)	(14,425)	2,808	—
Realized gain on investments in equity securities held for operating purposes	140	4,758	12,953	278	2,107	(781)	—
Equity in earnings of affiliates	3,309	6,136	38,983	4,741	5,105	2,579	(49.5)
Corporate items	(7,163)	3,707	(5,900)	(1,755)	(9,687)	(12,252)	—
Others	(7,911)	3,734	8,939	(2,625)	15,135	6,621	(56.3)

Total	(23,007)	4,299	43,110	(461)	(1,765)	(1,025)	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended							For the six months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007(A)	September 30, 2007(B)	(B-A)/(A)	September 30, 2006(C)	September 30, 2007(D)	(D-C)/(C)
Commissions	79,579	66,063	84,190	107,626	112,962	106,887	(5.4)	145,642	219,849	51.0

Brokerage Commissions	44,554	32,599	41,951	59,259	64,169	64,655	0.8	77,153	128,824	67.0
Commissions for Distribution of Investment Trust	25,850	23,122	32,960	38,519	39,172	34,223	(12.6)	48,972	73,395	49.9
Fees from Investment Banking	14,351	26,901	32,317	25,707	29,890	16,176	(45.9)	41,252	46,066	11.7

Underwriting and Distribution	9,151	20,360	26,123	16,254	10,469	10,434	(0.3)	29,511	20,903	(29.2)
M&A / Financial Advisory Fees	5,178	6,360	6,084	9,082	18,187	5,691	(68.7)	11,538	23,878	106.9
Asset Management and Portfolio Service Fees	29,732	35,476	36,730	44,039	47,311	50,910	7.6	65,208	98,221	50.6

Asset Management Fees	26,179	31,758	32,842	39,470	42,904	46,150	7.6	57,937	89,054	53.7
Total	123,662	128,440	153,237	177,372	190,163	173,973	(8.5)	252,102	364,136	44.4

Net gain on trading
Merchant Banking	(2,643)	445	197	(458)	170	874	414.1	(2,198)	1,044	—
Equity Trading	31,724	12,684	28,919	64,268	51,696	28,189	(45.5)	44,408	79,885	79.9
Fixed Income and Other Trading	26,689	34,413	60,036	33,734	47,817	(21,531)	—	61,102	26,286	(57.0)

Total	55,770	47,542	89,152	97,544	99,683	7,532	(92.4)	103,312	107,215	3.8

Consolidated Income Statement Information :

US GAAP Figures

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended							For the six months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007 (A)	September 30, 2007 (B)	(B-A)/(A)	September 30, 2006 (C)	September 30, 2007 (D)	(D-C)/(C)
Revenue:
Commissions	79,579	66,063	84,190	107,626	112,962	106,887	(5.4)	145,642	219,849	51.0
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16,176	(45.9)	41,252	46,066	11.7
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	50,910	7.6	65,208	98,221	50.6
Net gain on trading	55,770	47,542	89,152	97,544	99,683	7,532	(92.4)	103,312	107,215	3.8
Gain on private equity investments	9,784	27,511	10,224	71	45,819	17,833	(61.1)	37,295	63,652	70.7
Interest and dividends	207,860	232,311	262,928	278,245	294,697	246,034	(16.5)	440,171	540,731	22.8
(Loss) gain on investments in equity securities	(20,509)	(44)	(154)	604	(540)	(24,216)	—	(20,553)	(24,756)	—
Private equity entities product sales	20,985	21,720	28,778	28,643	36,479	34,348	(5.8)	42,705	70,827	65.9
Other	4,178	11,734	45,371	6,142	16,400	8,955	(45.4)	15,912	25,355	59.3

Total revenue	401,730	469,214	589,536	588,621	682,701	464,459	(32.0)	870,944	1,147,160	31.7
Interest expense	195,796	218,236	266,625	277,343	301,964	244,259	(19.1)	414,032	546,223	31.9

Net revenue	205,934	250,978	322,911	311,278	380,737	220,200	(42.2)	456,912	600,937	31.5

Non-interest expenses:
Compensation and benefits	82,768	79,060	86,679	97,429	105,571	97,652	(7.5)	161,828	203,223	25.6
Commissions and floor brokerage	10,255	10,335	12,004	18,218	23,011	23,340	1.4	20,590	46,351	125.1
Information processing and communications	23,167	27,434	27,296	32,090	29,332	34,872	18.9	50,601	64,204	26.9
Occupancy and related depreciation	14,442	13,743	14,596	18,498	17,442	16,437	(5.8)	28,185	33,879	20.2
Business development expenses	7,848	9,810	9,234	11,214	9,597	10,464	9.0	17,658	20,061	13.6
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	22,899	21,219	(7.3)	23,208	44,118	90.1
Other	22,685	25,666	23,577	34,111	30,051	62,676	108.6	48,351	92,727	91.8

	172,530	177,891	190,803	228,119	237,903	266,660	12.1	350,421	504,563	44.0

Income (loss) before income taxes	33,404	73,087	132,108	83,159	142,834	(46,460)	—	106,491	96,374	(9.5)

Business segment information :

Total of business segments

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended							For the six months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007 (A)	September 30, 2007 (B)	(B-A)/(A)	September 30, 2006 (C)	September 30, 2007 (D)	(D-C)/(C)
Revenue:
Commissions	79,579	67,931	84,185	108,649	112,953	106,884	(5.4)	147,510	219,837	49.0
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16,176	(45.9)	41,252	46,066	11.7
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	50,910	7.6	65,208	98,221	50.6
Net gain on trading	55,770	47,542	89,152	97,544	99,683	7,532	(92.4)	103,312	107,215	3.8
Gain on private equity investments	15,059	46,206	11,456	759	51,754	7,914	(84.7)	61,265	59,668	(2.6)
Interest and dividends	207,837	232,258	262,900	278,188	294,555	245,740	(16.6)	440,095	540,295	22.8
Gain on investments in equity securities	140	4,758	12,953	278	2,107	(781)	—	4,898	1,326	(72.9)
Private equity entities product sales	—	—	—	—	—	—	—	—	—	—
Other	2,996	12,786	45,459	5,625	16,310	9,630	(41.0)	15,782	25,940	64.4

Total revenue	405,464	473,858	575,152	560,789	654,563	444,005	(32.2)	879,322	1,098,568	24.9
Interest expense	195,690	218,133	266,492	277,202	301,831	244,039	(19.1)	413,823	545,870	31.9

Net revenue	209,774	255,725	308,660	283,587	352,732	199,966	(43.3)	465,499	552,698	18.7

Non-interest expenses:
Compensation and benefits	79,461	75,244	82,760	93,537	100,653	94,369	(6.2)	154,705	195,022	26.1
Commissions and floor brokerage	9,819	10,119	11,756	18,086	22,684	22,579	(0.5)	19,938	45,263	127.0
Information processing and communications	23,005	27,326	27,169	31,966	29,188	34,719	18.9	50,331	63,907	27.0
Occupancy and related depreciation	13,409	12,862	13,542	17,564	15,917	15,131	(4.9)	26,271	31,048	18.2
Business development expenses	7,225	9,196	8,438	10,432	8,810	9,866	12.0	16,421	18,676	13.7
Private equity entities cost of goods sold	—	—	—	—	—	—	—	—	—	—
Other	22,406	23,286	21,096	30,753	27,610	50,624	83.4	45,692	78,234	71.2

	155,325	158,033	164,761	202,338	204,862	227,288	10.9	313,358	432,150	37.9

Income (loss) before income taxes	54,449	97,692	143,899	81,249	147,870	(27,322)	—	152,141	120,548	(20.8)

Reconciliation items of the business segment information to the consolidated income statement information:

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for operating purposes

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended							For the six months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007 (A)	September 30, 2007 (B)	(B-A)/(A)	September 30, 2006 (C)	September 30, 2007 (D)	(D-C)/(C)
Revenue:
Commissions	—	(1,868)	5	(1,023)	9	3	(66.7)	(1,868)	12	—
Fees from investment banking	—	—	—	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—	—	—	—
Loss on private equity investments	(5,275)	(18,695)	(1,232)	(688)	(5,935)	9,919	—	(23,970)	3,984	—
Interest and dividends	23	53	28	57	142	294	107.0	76	436	473.7
(Loss) gain on investments in equity securities	(20,649)	(4,802)	(13,107)	326	(2,647)	(23,435)	—	(25,451)	(26,082)	—
Private equity entities product sales	20,985	21,720	28,778	28,643	36,479	34,348	(5.8)	42,705	70,827	65.9
Other	1,182	(1,052)	(88)	517	90	(675)	—	130	(585)	—

Total revenue	(3,734)	(4,644)	14,384	27,832	28,138	20,454	(27.3)	(8,378)	48,592	—
Interest expense	106	103	133	141	133	220	65.4	209	353	68.9

Net revenue	(3,840)	(4,747)	14,251	27,691	28,005	20,234	(27.7)	(8,587)	48,239	—

Non-interest expenses:
Compensation and benefits	3,307	3,816	3,919	3,892	4,918	3,283	(33.2)	7,123	8,201	15.1
Commissions and floor brokerage	436	216	248	132	327	761	132.7	652	1,088	66.9
Information processing and communications	162	108	127	124	144	153	6.3	270	297	10.0
Occupancy and related depreciation	1,033	881	1,054	934	1,525	1,306	(14.4)	1,914	2,831	47.9
Business development expenses	623	614	796	782	787	598	(24.0)	1,237	1,385	12.0
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	22,899	21,219	(7.3)	23,208	44,118	90.1
Other	279	2,380	2,481	3,358	2,441	12,052	393.7	2,659	14,493	445.1

	17,205	19,858	26,042	25,781	33,041	39,372	19.2	37,063	72,413	95.4

Income (loss) before income taxes	(21,045)	(24,605)	(11,791)	1,910	(5,036)	(19,138)	—	(45,650)	(24,174)	—

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	(Millions of yen)
	September 30, 2007	March 31, 2007	Increase/ (Decrease)	September 30, 2006
ASSETS
Current Assets	2,465,980	2,249,934	216,047	1,987,818

Cash and time deposits	16,398	15,648	750	14,112
Money held in trust	71,333	55,371	15,962	44,289
Short-term loans receivable	2,292,979	2,055,790	237,189	1,872,262
Accounts receivable	61,461	95,123	(33,661)	32,172
Deferred tax assets	920	1,677	(757)	5,229
Other current assets	22,895	26,333	(3,437)	19,757
Allowance for doubtful accounts	(7)	(8)	1	(4)
Fixed Assets	2,106,231	2,188,105	(81,874)	2,033,886

Tangible fixed assets	54,426	54,163	263	47,572
Intangible assets	129,619	120,035	9,585	95,674
Investments and others	1,922,186	2,013,907	(91,721)	1,890,640
Investment securities	192,840	218,367	(25,527)	223,943
Investments in subsidiaries and affiliates (at cost)	1,298,946	1,325,346	(26,400)	1,191,162
Other securities of subsidiaries and affiliates	19,151	16,426	2,725	12,485
Long-term loans receivable from subsidiaries and affiliates	203,200	317,400	(114,200)	344,548
Long-term guarantee deposits	54,920	53,650	1,271	54,904
Deferred tax assets	138,190	68,288	69,902	47,943
Other investments	14,971	14,463	508	15,688
Allowance for doubtful accounts	(32)	(32)	0	(32)

TOTAL ASSETS	4,572,212	4,438,039	134,173	4,021,704

LIABILITIES
Current liabilities	1,804,839	1,996,756	(191,917)	1,784,506

Short-term borrowings	1,640,500	1,873,500	(233,000)	1,684,000
Bond with maturity of less than one year	50,000	—	50,000	—
Collaterals received	77,948	92,920	(14,972)	83,238
Accrued income taxes	12,905	171	12,734	208
Other current liabilities	23,485	30,165	(6,679)	17,061

Long-term liabilities	1,222,146	965,955	256,191	698,551

Bonds payable	289,942	279,962	9,980	180,000
Long-term borrowings	928,000	683,000	245,000	516,000
Other long-term liabilities	4,204	2,993	1,211	2,551

TOTAL LIABILITIES	3,026,985	2,962,711	64,274	2,483,057
NET ASSETS
Shareholders’ equity	1,489,729	1,407,903	81,826	1,468,724
Common stock	182,800	182,800	—	182,800
Capital reserves	112,504	113,962	(1,458)	113,885
Additional paid-in capital	112,504	112,504	—	112,504
Other capital reserves	—	1,458	(1,458)	1,381
Earned surplus	1,269,786	1,188,858	80,928	1,250,869
Earned surplus reserve	81,858	81,858	—	81,858
Other Earned surplus	1,187,928	1,107,000	80,928	1,169,011
Reserve for specified fixed assets	17	19	(1)	26
General reserve	994,000	994,000	—	994,000
Earned surplus carried forward	193,911	112,981	80,930	174,985
Treasury stock	(75,361)	(77,717)	2,355	(78,830)
Valuation and translation adjustments	49,919	66,201	(16,282)	69,460
Subscription rights to shares	5,579	1,224	4,355	463

TOTAL NET ASSETS	1,545,227	1,475,328	69,899	1,538,647

TOTAL LIABILITIES AND NET ASSETS	4,572,212	4,438,039	134,173	4,021,704

NOMURA HOLDINGS, INC.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	(Millions of yen)
	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Comparison (A-B)/(B)	For the year ended March 31, 2007
			%
Operating revenue	318,572	250,495	27.2	340,886

Property and equipment fee revenue	46,711	38,433	21.5	86,963
Rent revenue	18,522	17,412	6.4	37,005
Royalty on trademark	11,269	9,599	17.4	21,162
Dividend from subsidiaries and affiliates	228,386	178,272	28.1	178,342
Others	13,684	6,779	101.9	17,414

Operating expenses	81,609	59,110	38.1	135,528

Compensation and benefits	7,117	1,303	446.0	4,656
Rental and maintenance	20,968	19,890	5.4	44,880
Data processing and office supplies	16,221	13,513	20.0	31,022
Depreciation and amortization	21,280	16,964	25.4	36,164
Others	4,331	3,152	37.4	6,722
Interest expenses	11,693	4,289	172.7	12,083

Operating income	236,963	191,385	23.8	205,358

Non-operating income	2,603	1,651	57.7	3,616
Non-operating expenses	917	369	148.8	1,753

Ordinary income	238,649	192,667	23.9	207,221

Special profits	4,182	6,084	(31.3)	16,327
Reversal of allowance for doubtful accounts	—	1	(100.0)	—
Gain on sales of investment securities	4,182	6,083	(31.2)	16,327
Special losses	159,658	2,417	—	67,436
Loss on sales of investment securities	730	5	—	83
Loss on devaluation of investment securities	590	1,187	(50.2)	1,226
Loss on devaluation of investments in affiliates	156,814	—	—	62,805
Loss on retirement of fixed assets	1,523	1,226	24.3	3,322

Income before income taxes	83,174	196,334	(57.6)	156,112

Income taxes - current	5,310	6,701	(20.8)	12,501

Income taxes - deferred	(57,831)	(94)	—	(14,623)

Net Income	135,694	189,727	(28.5)	158,235

NOMURA HOLDINGS, INC.

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the six months ended September 30, 2007	(Millions of Yen)
	Shareholders’ equity
		Capital reserve			Earned surplus
						Other Earned surplus
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2007	182,800	112,504	1,458	113,962	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903
Cash dividends					—			(54,395)	(54,395)		(54,395)
Reversal of reserve for specified fixed assets						(1)		1	—		—
Reversal of general reserve							—	—	—		—
Net income								135,694	135,694		135,694
Purchases of treasury stock										(102)	(102)
Disposal of treasury stock			(1,458)	(1,458)				(371)	(371)	2,457	628
Other-net
Change in the term	—	—	(1,458)	(1,458)	—	(1)	—	80,930	80,928	2,355	81,826
Balance at September 30, 2007	182,800	112,504	—	112,504	81,858	17	994,000	193,911	1,269,786	(75,361)	1,489,729

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328
Cash dividends					(54,395)
Reversal of reserve for specified fixed assets					—
Reversal of general reserve					—
Net income					135,694
Purchases of treasury stock					(102)
Disposal of treasury stock					628
Other-net	(16,375)	93	(16,282)	4,355	(11,927)
Change in the term	(16,375)	93	(16,282)	4,355	69,899
Balance at September 30, 2007	50,638	(719)	49,919	5,579	1,545,227

NOMURA HOLDINGS, INC.

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the six months ended September 30, 2006	(Millions of yen)
	Shareholders’ equity
	Common stock	Capital reserve			Earned surplus					Treasury stock	Total Shareholders’ equity
		Additional paid-in capital	Other capital reserve	Total capital reserve	Earned surplus reserve	Other Earned surplus			Total Earned surplus
						Reserve for specified fixed assets	General reserve	Earned surplus carried forward
Balance at March 31, 2006	182,800	112,504	2,014	114,518	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Cash dividends (*)					—			(68,620)	(68,620)		(68,620)
Cash dividends					—			(15,257)	(15,257)		(15,257)
Reversal of reserve for specified fixed assets (*)						(4)		4	—		—
Reversal of general reserve (*)							(26,000)	26,000	—		—
Net income								189,727	189,727		189,727
Purchases of treasury stock										(81)	(81)
Disposal of treasury stock			(633)	(633)						1,700	1,066
Other-net
Change in the term	—	—	(633)	(633)	—	(4)	(26,000)	131,854	105,851	1,618	106,836
Balance at September 30, 2006	182,800	112,504	1,381	113,885	81,858	26	994,000	174,985	1,250,869	(78,830)	1,468,724

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2006	84,761	—	84,761	—	1,446,649
Cash dividends (*)					(68,620)
Cash dividends					(15,257)
Reversal of reserve for specified fixed assets (*)					—
Reversal of general reserve (*)					—
Net income					189,727
Purchases of treasury stock					(81)
Disposal of treasury stock					1,066
Other-net	(14,769)	(531)	(15,301)	463	(14,838)
Change in the term	(14,769)	(531)	(15,301)	463	91,998
Balance at September 30, 2006	69,991	(531)	69,460	463	1,538,647

(*)	Items approved in the Board of Directors held on May 2006.

NOMURA HOLDINGS, INC.

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the year ended March 31, 2007	(Millions of Yen)
	Shareholders’ equity
	Common stock	Capital reserve			Earned surplus					Treasury stock
		Additional paid-in capital	Other capital reserve	Total capital reserve	Earned surplus reserve	Other Earned surplus			Total Earned surplus
						Reserve for specified fixed assets	General reserve	Earned surplus carried forward			Total Shareholders’ equity
Balance at March 31, 2006	182,800	112,504	2,014	114,518	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Cash dividends (*)					—			(68,620)	(68,620)		(68,620)
Cash dividends					—			(45,775)	(45,775)		(45,775)
Reversal of reserve for specified fixed assets (*)						(4)		4	—		—
Reversal of reserve for specified fixed assets						(7)		7	—		—
Reversal of general reserve (*)							(26,000)	26,000	—		—
Net income								158,235	158,235		158,235
Purchases of treasury stock										(204)	(204)
Disposal of treasury stock			(556)	(556)						2,935	2,379
Other-net
Change in the term	—	—	(556)	(556)	—	(11)	(26,000)	69,851	43,840	2,731	46,015
Balance at March 31, 2007	182,800	112,504	1,458	113,962	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2006	84,761	—	84,761	—	1,446,649
Cash dividends (*)					(68,620)
Cash dividends					(45,775)
Reversal of reserve for specified fixed assets (*)					—
Reversal of reserve for specified fixed assets					—
Reversal of general reserve (*)					—
Net income					158,235
Purchases of treasury stock					(204)
Disposal of treasury stock					2,379
Other-net	(17,748)	(812)	(18,560)	1,224	(17,336)
Change in the term	(17,748)	(812)	(18,560)	1,224	28,679
Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328

(*)	Items approved in the Board of Directors held on May 2006.

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	(Millions of yen)
	September 30, 2007	March 31, 2007	Increase/ (Decrease)	September 30, 2006
ASSETS
Current Assets	11,688,801	12,570,606	(881,805)	11,575,007

Cash and time deposits	94,300	57,301	36,999	52,865
Deposits with exchanges and other segregated cash	693	693	—	761
Trading assets:	4,493,101	5,023,167	(530,066)	5,341,010
Trading securities	3,994,689	4,603,302	(608,613)	4,945,548
Derivative contracts	498,412	419,865	78,547	395,463
Net receivables arising from pre-settlement date trades	344,705	—	344,705	331,070
Margin account assets:	262,708	359,294	(96,586)	346,472
Loans to customers in margin transactions	219,434	290,369	(70,936)	281,392
Cash collateral to securities finance companies	43,274	68,925	(25,650)	65,079
Loans with securities as collateral:	6,011,834	6,903,525	(891,691)	4,943,547
Cash collateral for securities borrowed	5,297,266	5,544,509	(247,243)	4,240,974
Loans in gensaki transactions	714,568	1,359,016	(644,448)	702,573
Receivables from customers and others	2,584	1,231	1,353	855
Short-term guarantee deposits	195,148	91,028	104,120	67,404
Short-term loans receivable	139,188	11,026	128,162	363,629
Deferred tax assets	92,100	77,561	14,540	74,299
Other current assets	52,501	45,826	6,675	53,141
Allowance for doubtful accounts	(61)	(46)	(15)	(46)

Fixed Assets	70,526	61,787	8,740	68,255

Tangible fixed assets	37	43	(5)	51
Intangible assets	1,819	653	1,165	631
Investments and others	68,671	61,091	7,579	67,574
Investment securities	195	195	—	195
Deferred tax assets	42,369	41,217	1,152	39,379
Other investments	26,999	20,575	6,424	28,751
Allowance for doubtful accounts	(893)	(896)	3	(751)

TOTAL ASSETS	11,759,327	12,632,393	(873,065)	11,643,262

	(Millions of yen)
	September 30, 2007	March 31, 2007	Increase/ (Decrease)	September 30, 2006
LIABILITIES
Current Liabilities	10,471,784	11,033,512	(561,728)	10,045,599

Trading liabilities:	3,154,723	2,090,611	1,064,111	2,227,725
Trading securities	2,657,184	1,672,676	984,508	1,871,026
Derivative contracts	497,539	417,936	79,603	356,699
Net payables arising from pre-settlement date trades	—	57,469	(57,469)	—
Margin account liabilities:	16,802	29,988	(13,185)	37,865
Borrowings from securities finance companies	5,530	4,385	1,145	14,254
Customer margin sale proceeds	11,272	25,603	(14,330)	23,611
Borrowings with securities as collateral:	2,603,605	5,497,684	(2,894,079)	4,464,767
Cash collateral for securities loaned	1,705,375	3,797,819	(2,092,443)	2,464,715
Borrowings in gensaki transactions	898,230	1,699,865	(801,636)	2,000,052
Payables to customers and others	220,641	187,155	33,486	346,018
Guarantee deposits received	90,731	119,888	(29,157)	104,351
Short-term borrowings	3,424,100	2,557,500	866,600	2,285,230
Short-term bonds payable	662,000	266,500	395,500	489,000
Bond due within one year	160,000	60,000	100,000	—
Accrued income taxes	22,377	7,690	14,686	10,417
Accounts payable	52,968	81,724	(28,756)	22,583
Accrued bonuses for employees	19,300	22,700	(3,400)	16,000
Other current liabilities	44,538	54,603	(10,065)	41,643
Long-term Liabilities	440,633	633,608	(192,975)	730,625

Bonds payable	98,200	198,200	(100,000)	258,200
Long-term borrowings	277,400	371,900	(94,500)	411,400
Reserve for retirement benefits	59,527	58,337	1,191	56,778
Other long-term liabilities	5,506	5,172	334	4,246
Statutory Reserves	4,987	4,346	642	3,650

Reserve for securities transactions	4,987	4,346	642	3,650

TOTAL LIABILITIES	10,917,405	11,671,466	(754,061)	10,779,873

NET ASSETS
Shareholder’s equity	840,581	958,769	(118,188)	860,401
Common stock	10,000	10,000	—	10,000
Capital reserves	529,579	529,579	—	529,579
Additional paid-in capital	529,579	529,579	—	529,579
Earned surplus	301,002	419,190	(118,188)	320,822
Other Earned surplus	301,002	419,190	(118,188)	320,822
General reserve	63,000	63,000	—	63,000
Earned surplus carried forward	238,002	356,190	(118,188)	257,822
Valuation and translation adjustments	1,341	2,157	(816)	2,989

TOTAL NET ASSETS	841,922	960,926	(119,004)	863,389

TOTAL LIABILITIES AND NET ASSETS	11,759,327	12,632,393	(873,065)	11,643,262

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	(Millions of yen except percentages)
	For the Six Months Ended September 30, 2007(A)	For the Six Months Ended September 30, 2006(B)	Comparison (A-B)/(B)	For the year ended March 31, 2007

Operating revenue	415,013	316,811	31.0%	770,358

Commissions	225,385	191,987	17.4	423,247
Net gain on trading	104,050	66,244	57.1	214,667
Net gain on other inventories	5	7	(24.9)	12
Interest and dividend income	85,573	58,573	46.1	132,431
Interest expenses	57,642	37,502	53.7	85,940

Net operating revenue	357,371	279,309	27.9	684,418

Selling, general and administrative expenses	219,961	194,378	13.2	417,911

Transaction-related expenses	44,446	40,602	9.5	85,092
Compensation and benefits	87,034	74,704	16.5	164,302
Rental and maintenance	24,516	23,046	6.4	48,327
Data processing and office supplies	57,275	49,575	15.5	107,275
Others	6,690	6,451	3.7	12,915

Operating income	137,410	84,932	61.8	266,507

Non-operating income	810	1,209	(33.0)	2,021
Non-operating expenses	961	906	6.0	1,828

Ordinary income	137,259	85,235	61.0	266,699

Special profits	718	244	194.2	643
Gains due to the exemption from payments of share- based compensation	718	244	194.2	643
Special losses	642	545	17.7	1,241
Reserve for securities transactions	642	545	17.7	1,241

Income before income taxes	137,336	84,934	61.7	266,101

Income taxes - current	69,238	28,169	145.8	115,489

Income taxes - deferred	(15,124)	4,432	—	(90)

Net income	83,222	52,333	59.0	150,702

NOMURA SECURITIES CO., LTD.

QUARTERLY INCOME STATEMENT INFORMATION

	(Millions of yen)
	For the Quarter from April 1, 2006 to June 30, 2006	For the Quarter from July 1, 2006 to September 30, 2006	For the Quarter from October 1, 2006 to December 31, 2006	For the Quarter from January 1, 2007 to March 31, 2007	For the Quarter from April 1, 2007 to June 30, 2007	For the Quarter from July 1, 2007 to September 30, 2007
Operating revenue	164,748	152,064	201,682	251,864	252,044	162,970

Commissions	93,501	98,486	110,489	120,771	122,458	102,927
Net gain on trading	38,521	27,722	50,292	98,131	77,896	26,154
Net gain on other inventories	5	2	2	3	2	3
Interest and dividend income	32,720	25,854	40,899	32,959	51,687	33,886
Interest expenses	21,984	15,518	26,782	21,656	34,446	23,196

Net operating revenue	142,764	136,546	174,900	230,208	217,598	139,773

Selling, general and administrative expenses	94,917	99,461	104,528	119,005	111,461	108,501

Transaction-related expenses	19,460	21,142	21,350	23,141	22,627	21,820
Compensation and benefits	38,045	36,659	42,442	47,157	45,227	41,807
Rental and maintenance	11,322	11,723	12,064	13,217	12,081	12,435
Data processing and office supplies	22,515	27,060	25,898	31,802	28,040	29,235
Other	3,575	2,876	2,774	3,689	3,487	3,203

Operating income	47,847	37,085	70,372	111,203	106,137	31,273

Non-operating income	198	1,012	350	461	500	310
Non-operating expenses	445	461	428	493	438	523

Ordinary income	47,599	37,636	70,294	111,170	106,200	31,059

Special profits	37	207	200	199	265	453
Gains due to the exemption from payments of share-based compensation	37	207	200	199	265	453
Special losses	279	266	334	362	316	326
Reserve for securities transactions	279	266	334	362	316	326

Income before income taxes	47,357	37,576	70,160	111,007	106,150	31,186

Income taxes - current	2,772	25,397	18,795	68,525	36,757	32,481

Income taxes - deferred	16,172	(11,740)	9,476	(13,997)	5,981	(21,105)

Net income	28,414	23,920	41,889	56,479	63,412	19,811

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	September 30, 2007 (A)	September 30, 2006 (B)
Brokerage commissions	63,807	63,061	1.2%	133,648

(Stocks)	59,907	59,409	0.8	127,751
Underwriting commissions	13,238	20,352	(35.0)	49,253

(Stocks)	11,218	18,273	(38.6)	41,744
(Bonds)	2,020	2,078	(2.8)	7,487
Distribution commissions	74,718	50,810	47.1	124,040

(Investment trust certificates)	73,347	48,878	50.1	120,333
Other commissions	73,622	57,763	27.5	116,306

(Investment trust certificates)	32,523	24,392	33.3	52,374

Total	225,385	191,987	17.4	423,247

(2) Breakdown by Product

	(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	September 30, 2007 (A)	September 30, 2006 (B)
Stocks	73,991	81,127	(8.8)%	177,416
Bonds	5,275	6,363	(17.1)	16,130
Investment trust certificates	107,971	76,657	40.8	177,789
Others	38,148	27,841	37.0	51,912

Total	225,385	191,987	17.4	423,247

2. Net Gain on Trading

	(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	September 30, 2007 (A)	September 30, 2006 (B)
Stocks	22,145	30,886	(28.3)%	75,445
Bonds and forex	81,905	35,358	131.6	139,222

Total	104,050	66,244	57.1	214,667

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Six Months Ended				Comparison		Year Ended
	September 30, 2007 (A)		September 30, 2006 (B)		(A-B)/(B)(%)		March 31, 2007
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	37,865	57,862,427	33,236	49,230,990	13.9%	17.5%	71,790	105,345,875

(Brokerage)	23,244	34,687,469	20,414	29,904,510	13.9	16.0	44,825	64,332,556
(Proprietary Trading)	14,621	23,174,958	12,822	19,326,481	14.0	19.9	26,966	41,013,320

Brokerage / Total	61.4%	59.9%	61.4%	60.7%			62.4%	61.1%

TSE Share	6.1%	6.9%	6.3%	6.9%			6.4%	7.0%

Brokerage Commission per share (yen)	2.55		2.88				2.83

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	September 30, 2007 (A)	September 30, 2006 (B)
Underwriting
Stocks (number of shares)	117	144	(18.6)%	466
(yen amount)	238,847	457,102	(47.7)	1,119,862
Bonds (face value)	3,575,339	3,171,372	12.7	6,509,676
Investment trust certificates (yen amount)	—	—	—	—
Beneficial interest (face value)	11,800	5,400	118.5	132,868

Subscripition and Distribution*
Stocks (number of shares)	268	149	79.6	1,023
(yen amount)	313,001	493,771	(36.6)	1,263,720
Bonds (face value)	1,831,253	1,946,185	(5.9)	3,894,257
Investment trust certificates (yen amount)	11,817,168	9,635,382	22.6	21,430,501
Beneficial interest (face value)	3,000	—	—	52,800

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

			(Millions of yen except percentages)
			September 30, 2007	September 30, 2006	March 31, 2007
Tier I		(A)	840,581	860,400	757,358
Tier II	Valuation and translation adjustments		1,340	2,988	2,157
	Statutory reserves		4,987	3,649	4,345
	Allowance for doubtful accounts		60	45	46
	Subordinated debt		310,000	310,000	310,000

	Total	(B)	316,389	316,684	316,549

Illiquid Asset		(C)	166,058	173,241	154,421

Net Capital		(A) + (B) - (C) = (D)	990,912	1,003,843	919,486

Risk	Market risk		48,944	60,749	53,129
	Counterparty risk		250,393	222,886	253,360
	Basic risk		129,199	110,154	116,905
	Total	(E)	428,537	393,790	423,396

Capital Adequacy Ratio		(D)/(E)	231.2%	254.9%	217.1%

News Release

Nomura Reports Second Quarter, First Half Financial Results

Tokyo, October 25, 2007—Nomura Holdings, Inc. today reported consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2008.

First half summary

Net revenue for the first half was 600.9 billion yen (US$5.2 billion)1, a 31.5% year-on-year increase. Income before income taxes of 96.4 billion yen (US$838 million) was down 9.5% compared to the prior-year period. Net income increased 4.0% year-on-year to 66.2 billion yen (US$576 million). ROE for the first half was 6.0%.

“While the results for the first half of the year were flat compared with the same period last year due primarily to the US residential mortgage business, the underlying trends of a shift from savings to investment in Japan and increased corporate activity aimed at growth remain as strong as ever,” said Nobuyuki Koga, Nomura President and CEO. “In the second half we will capitalize on these ongoing trends and respond to the changing needs of our customers by increasing our focus on client-centric businesses.”

First half business highlights

•

Domestic Retail: Number of accounts with a balance exceeded 4 million. Net asset inflow into Domestic Client Assets remained strong at over 3 trillion yen. Branch network continued to expand and innovative customer access points such as an online virtual branch and information booths were opened.

•	Global Markets: Instinet performed strongly. Launched gold-price-linked exchange traded fund. Established Asia Asset Finance in Singapore in July.

•	Global Investment Banking: Ranked number one in Equity and Equity-related (Japan) and M&A advisory league tables[2] for nine months through September.

•	Global Merchant Banking: Investments realized in Japan and Europe contributed to overall revenue.

•

Asset Management: Reached agreement with The Norinchukin Bank and the Development Bank of Japan to establish a joint venture to evaluate and analyze private equity funds. Japan Post Bank (formerly Japan Post) started selling Nomura target-year fund.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 114.97 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2007. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

[2]	Source: Thomson Financial

First half business segment results

Total net revenue from business segments for the first half was 552.7 billion yen (US$4.8 billion), an 18.7% year-on-year increase. Income before income taxes from business segments was 120.5 billion yen (US$1.0 billion), down 20.8% from the same period last year.

Domestic Retail

Income before income taxes increased 17.0% year-on-year to 82.8 billion yen. Although an overall decline in individual equity agency transaction value led to a drop in stock brokerage commissions, strong sales of investment trusts helped boost commissions for distribution of investment trusts and investment trust administration fees and other.

Global Markets

Global Markets reported a pre-tax loss of 41.6 billion yen. In Fixed Income, revenue declined year-on-year as a result of losses related to Nomura’s exit from the US residential mortgage-backed securities (RMBS) business. Trading of credit derivatives and interest rate and currency-linked derivatives mainly in Europe contributed to revenue. In Equity, income before income taxes increased year-on-year as robust equity derivative trading more than offset a decline in revenue from MPO transactions.

Global Investment Banking

Income before income taxes decreased by 23.0% compared with the previous year to 16.8 billion yen. The domestic M&A business remained strong during the period and operations in Europe and Asia contributed to an expansion in earnings. However, income before income taxes declined year-on-year as equity financing by Japanese corporates dropped off significantly and the value of underwriting transactions declined. Despite this, Nomura was able to maintain its high market share during the first half of the year.

Global Merchant Banking

Income before income taxes declined 11.2% from the same period last year to 45.5 billion yen. The sales of Deutsche Annington by Terra Firma as well as Wanbishi Archives and Sliontec by Nomura Principal Finance contributed to revenue.

Asset Management

Income before income taxes increased 22.0% year-on-year to 19.9 billion yen. Assets under management increased 3.3 trillion yen from the end of June to 30.3 trillion yen on the back of growth in investment trusts and the investment advisory business. Asset management fees increased as a result. In investment trusts, the My Story Profit Distribution-type Course B Fund topped 2 trillion yen in assets and sales of balanced funds and newly-launched funds remained firm.

Second quarter summary

In the second quarter, Nomura booked net revenue of 220.2 billion yen (US$1.9 billion), a pre-tax loss of 46.5 billion yen (US$-404 million), and net loss of 10.5 billion yen (US$-91 million). Second quarter results reflect realized and unrealized losses related to Nomura’s exit from the US RMBS business, a restructuring charge related to the company’s focus on core businesses in the US, and unrealized losses on investments in equity securities held for operating purposes.

Second quarter business segment results

Total net revenue from business segments for the second quarter was 200.0 billion yen (US$1.7 billion), a decrease of 43.3% from the prior quarter and 21.8% year-on-year. Pre-tax loss from business segments was 27.3 billion yen (US$-237 million).

Domestic Retail

Income before income taxes declined 36.3% quarter-on-quarter to 32.2 billion yen. Domestic Client Assets declined by 4 trillion yen from the end of June to 84.3 trillion yen due to a downturn in the stock market. Net asset inflow remained strong at 1.7 trillion yen, while the number of accounts with a balance increased to 4.066 million.

Turmoil in the global financial markets caused commissions for distribution of investment trusts to decline by 10.7% from the first quarter to 35.4 billion yen, stock brokerage commissions to decline by 8.2% to 20.4 billion yen, and sales credit to decline by 38.2% to 20.5 billion yen.

Sales of investment trusts remained strong during the second quarter and net asset inflow into investment trusts outstripped the first quarter, while investment trust administration fees and other increased for the eleventh straight quarter.

Global Markets

Global Markets booked a pre-tax loss of 67.7 billion yen. Net revenue in Fixed Income was -40.6 billion yen due to losses related to Nomura’s exit from the US RMBS business. Although order flow for structured bonds weakened, trading of credit derivatives and interest rate and currency-linked derivatives mainly in Europe was robust.

In Equity, net revenue remained around the same level as the prior quarter at 58.1 billion yen. Revenue from MPO transactions and block trades declined, while equity derivative trading was robust and Instinet revenue expanded.

Global Investment Banking

Global Investment Banking reported a pre-tax loss of 3.9 billion yen. The equity finance market for Japanese corporates remained weak during the second quarter and the number of major M&A deals dropped off due to turmoil in the global financial markets. This resulted in a decline in deals contributing to revenue. Despite this, Nomura retained its high market share during the quarter and ranked number one in both the Equity and Equity-related (Japan) and M&A league tables1 for January to September.

In equity financing, Nomura acted as lead manager in deals by Mitsui Trust Holdings and DA Office Investment Corporation. In M&A, Nomura was financial advisor on the tender offer by Promise to acquire all outstanding shares of Sanyo Shinpan Finance.

Global Merchant Banking

Global Merchant Banking income before income taxes was 5.4 billion yen, a decline of 86.5% from the prior quarter. Realized gains were booked from the sale of Terra Firma investee companies and Sliontec by Nomura Principal Finance. Unrealized losses and gains were also booked due the valuation of certain investee companies at fair value.

Asset Management

Asset Management income before income taxes was 7.7 billion yen, a 37.0% decline from the first quarter. Assets under management remained roughly unchanged from the end of the first quarter at 30.3 trillion yen. Sales of balanced funds such as the My Story Profit Distribution-type Fund, Global Three Assets Balance Fund, and Nomura Global Six Assets Diversified Fund remained strong. In addition, newly-launched funds such as the Nomura Global High Interest Rate Currencies Fund and Nomura Aqua Investment attracted inflows of over 100 billion yen. In the investment advisory business, the balance of advisory contracts continued to increase steadily. However, unrealized losses on pilot funds and seed money for product development were also booked during the quarter.

[3]	Source: Thomson Financial

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com .

First half of fiscal year ending March 31, 2008 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2007 (2007.4.1 ~ 2007.9.30) (B)	September 30, 2006 (2006.4.1 ~ 2006.9.30) (A)	(B-A)/(A)	March 31, 2007 (2006.4.1 ~ 2007.3.31)
Net revenue	600.9	456.9	31.5	1,091.1
Non-interest expenses	504.6	350.4	44.0	769.3

Income (loss) before income taxes	96.4	106.5	(9.5)	321.8
Income tax expense	30.1	42.8	(29.6)	145.9

Net income (loss)	66.2	63.7	4.0	175.8

Return on equity (ROE)	6.0%	6.1%	—	8.3%

*   In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2007 (2007.4.1 ~ 2007.9.30) (B)	September 30, 2006 (2006.4.1 ~ 2006.9.30) (A)	(B-A)/(A)	March 31, 2007 (2006.4.1 ~ 2007.3.31)
Net revenue	552.7	465.5	18.7	1,057.7
Non-interest expense	432.2	313.4	37.9	680.5

Income (loss) before income taxes	120.5	152.1	(20.8)	377.3

First half of fiscal year ending March 31, 2008 (2)

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2007 (2007.4.1 ~ 2007.9.30) (B)	September 30, 2006 (2006.4.1 ~ 2006.9.30) (A)	(B-A)/(A)	March 31, 2007 (2006.4.1 ~ 2007.3.31)
Business segment information:
Domestic Retail	225.1	200.1	12.5	440.1
Global Markets	125.7	117.4	7.1	290.0
Global Investment Banking	47.6	48.5	(1.9)	99.2
Global Merchant Banking	51.9	56.7	(8.5)	65.0
Asset Management	50.1	41.5	20.7	90.1

Sub Total	500.3	464.2	7.8	984.4
Other	52.4	1.3	3,788.4	73.3

Net revenue	552.7	465.5	18.7	1,057.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(26.1)	(25.5)	—	(38.2)
Effect of consolidation/deconsolidation of certain private equity investee companies	74.3	16.9	340.7	71.6

Net revenue	600.9	456.9	31.5	1,091.1

(2) Non-interest expenses

Business segment information:
Domestic Retail	142.3	129.4	10.0	279.3
Global Markets	167.3	106.6	56.9	231.2
Global Investment Banking	30.7	26.7	15.3	54.8
Global Merchant Banking	6.3	5.4	17.7	12.2
Asset Management	30.2	25.2	19.9	53.6

Sub Total	376.9	293.3	28.5	631.1
Other	55.2	20.1	175.3	49.4

Non-interest expense	432.2	313.4	37.9	680.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	72.4	37.1	95.4	88.9

Non-interest expenses	504.6	350.4	44.0	769.3

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	82.8	70.7	17.0	160.9
Global Markets	(41.6)	10.7	—	58.8
Global Investment Banking	16.8	21.8	(23.0)	44.4
Global Merchant Banking	45.5	51.3	(11.2)	52.8
Asset Management	19.9	16.3	22.0	36.5

Sub Total	123.3	170.8	(27.8)	353.3
Other	(2.8)	(18.7)	—	23.9

Income (loss) before income taxes	120.5	152.1	(20.8)	377.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(26.1)	(25.5)	—	(38.2)
Effect of consolidation/deconsolidation of certain private equity investee companies	1.9	(20.2)	—	(17.3)

Income (loss) before income taxes	96.4	106.5	(9.5)	321.8

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)
	For the six months ended			For the year ended
	September 30, 2007 (2007.4.1 ~ 2007.9.30) (B)	September 30, 2006 (2006.4.1 ~ 2006.9.30) (A)	(B-A)/(A)	March 31, 2007 (2006.4.1 ~ 2007.3.31)
Net gain/loss on trading related to economic hedging transactions	(11.6)	(25.4)	—	(38.4)
Realized gain on investments in equity securities held for relationship purposes	1.3	4.9	—	18.1
Equity in earnings of affiliates	7.7	9.4	(72.9)	53.2
Corporate items	(21.9)	(3.5)	(18.6)	(11.1)
Others	21.8	(4.2)	—	2.1

Total	(2.8)	(18.7)	—	23.9

Second quarter of fiscal year ending March 31, 2008 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	September 30, 2007 (2007.7.1 ~ 2007.9.30) (B)	June 30, 2007 (2007.4.1 ~ 2007.6.30) (A)	(B-A)/(A)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (C)	(B-C)/(C)
Net revenue	220.2	380.7	(42.2)	251.0	(12.3)
Non-interest expenses	266.7	237.9	12.1	177.9	49.9

Income (loss) before income taxes	(46.5)	142.8	—	73.1	—
Income tax expense	(35.9)	66.1	—	29.6	—

Net income (loss)	(10.5)	76.7	—	43.5	—

Return on equity (ROE)	Δ1.9%	13.7%	—	8.3%	—

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	September 30, 2007 (2007.7.1 ~ 2007.9.30) (B)	June 30, 2007 (2007.4.1 ~ 2007.6.30) (A)	(B-A)/(A)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (C)	(B-C)/(C)
Net revenue	200.0	352.7	(43.3)	255.7	(21.8)
Non-interest expenses	227.3	204.9	10.9	158.0	43.8

Income (loss) before income taxes	(27.3)	147.9	—	97.7	—

Second quarter of fiscal year ending March 31, 2008 (2)

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)	% change
	September 30, 2007 (2007.7.1 ~ 2007.9.30) (B)	June 30, 2007 (2007.4.1 ~ 2007.6.30) (A)	(B-A)/(A)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (C)	(B-C)/(C)
Business segment information:
Domestic Retail	103.3	121.8	(15.2)	94.5	9.2
Global Markets	16.8	108.9	(84.6)	48.5	(65.4)
Global Investment Banking	10.8	36.7	(70.6)	29.7	(63.6)
Global Merchant Banking	8.5	43.4	(80.5)	44.5	(81.0)
Asset Management	23.7	26.4	(10.3)	23.9	(0.7)

Sub Total	163.0	337.3	(51.7)	241.1	(32.4)
Other	37.0	15.4	139.7	14.6	152.5

Net revenue	200.0	352.7	(43.3)	255.7	(21.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(23.4)	(2.6)	—	(4.8)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	43.7	30.7	42.5	0.1	79,298.2

Net revenue	220.2	380.7	(42.2)	251.0	(12.3)

(2) Non-interest expenses

Business segment information:
Domestic Retail	71.1	71.3	(0.3)	66.3	7.1
Global Markets	84.5	82.9	1.9	52.1	62.2
Global Investment Banking	14.7	16.0	(7.9)	13.4	9.8
Global Merchant Banking	3.0	3.3	(8.3)	3.1	(0.9)
Asset Management	16.0	14.2	12.6	12.8	25.2

Sub Total	189.3	187.7	0.9	147.7	28.2
Other	38.0	17.2	121.1	10.4	267.3

Non-interest expenses	227.3	204.9	10.9	158.0	43.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	39.4	33.0	19.2	19.9	98.3

Non-interest expenses	266.7	237.9	12.1	177.9	49.9

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	32.2	50.6	(36.3)	28.2	14.3
Global Markets	(67.7)	26.0	—	(3.6)	—
Global Investment Banking	(3.9)	20.7	—	16.3	—
Global Merchant Banking	5.4	40.1	(86.5)	41.5	(86.9)
Asset Management	7.7	12.2	(37.0)	11.1	(30.6)

Sub Total	(26.3)	149.6	—	93.4	—
Other	(1.0)	(1.8)	—	4.3	—

Income (loss) before income taxes	(27.3)	147.9	—	97.7	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(23.4)	(2.6)	—	(4.8)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	4.3	(2.4)	—	(19.8)	—

Income (loss) before income taxes	(46.5)	142.8	—	73.1	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	September 30, 2007 (2007.7.1 ~ 2007.9.30) (B)	June 30, 2007 (2007.4.1 ~ 2007.6.30) (A)	(B-A)/(A)	September 30, 2006 (2006.7.1 ~ 2006.9.30) (C)	(B-C)/(C)
Net gain/loss on trading related to economic hedging transactions	2.8	(14.4)	—	(14.0)	—
Realized gain (loss) on investments in equity securities held for operating purposes	(0.8)	2.1	—	4.8	—
Equity in earnings of affiliates	2.6	5.1	(49.5)	6.1	(58.0)
Corporate items	(12.3)	(9.7)	—	3.7	—
Others	6.6	15.1	(56.3)	3.7	77.3

Total	(1.0)	(1.8)	—	4.3	—

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2007 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Notification of Impairment of Investments in Subsidiaries and Affiliates in

Unconsolidated Financial Statements

Tokyo, October 25, 2007— In accordance with the Rules on Timely Disclosure of Tokyo Stock Exchange, Nomura Holdings, Inc. today announced that it has recorded an impairment of its investment in the shares of its subsidiary holding company for the Americas in its unconsolidated financial statements for the second quarter of the fiscal year ending March 31, 2008.

The impairment is mainly due to losses booked in relation to Nomura’s exit from the US RMBS business as announced on October 15. The impact for the second quarter of the year ending March 31, 2008, is reflected in Nomura Holdings’ consolidated financial statements for the quarter ended September 30, 2007, announced today.

The impairment shown below is the cumulative amount for the current fiscal year ending March 31, 2008, and includes the 71.7 billion yen impairment recorded in the first quarter.

(billions of yen, except percentages)
(A) Impairment of Investments in Subsidiaries and Affiliates on Unconsolidated Financial Statements for the year ending March 31, 2008	156.8
(B) Shareholders’ equity as of March 31, 2007 (A)/(B)	1,475.3 (10.6%)
(C) Ordinary income for the fiscal year ended March 31, 2007 (A)/(C)	207.2 (75.7%)
(D) Net income for the fiscal year ended March 31, 2007 (A)/(D)	158.2 (99.1%)

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.